

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 29, 2018

Mark Layton
Chief Financial Officer
Mammoth Energy Services, Inc.
14201 Caliber Drive, Suite 300
Oklahoma City, OK 73134

> **Re: Mammoth Energy Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 10-K for the Fiscal Year ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 1-37917**

Dear Mr. Layton:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources

cc: Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP